Davion Healthcare Plc

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.	Via EDGAR and Email
Washington, D.C. 20549
Attn: Mr Juan Grana

20th October 2025

Cc: David E Price – Attorney at Law
Re: Davion Healthcare plc	SEC Staff: Tayaba Shafique, Li Xiao, Conlon Danberg
Registration Statement on Form F-1/A (File No. 333-289205)
Filed: September 26, 2025

Dear Mr Grana,

Subject: Request for Acceleration of Effectiveness under Rule 461

Pursuant to Rule 461 under the Securities Act of 1933, Davion Healthcare plc (the “Company”) respectfully requests that the Commission declare effective the Company’s Registration Statement on Form F-1, as amended, as soon as practicable following the resumption of normal Commission operations.

The Company confirms that the Registration Statement relates to a direct listing of the Company’s ordinary shares on the NASDAQ Stock Market, and that no underwriters are involved in connection with the listing. Accordingly, no distribution of a preliminary prospectus under Rule 460 is required or applicable.

Should the Staff determine that the Company’s responses filed in F-1/A on September 26, 2025, satisfactorily address all outstanding comments, the Company respectfully requests that the Registration Statement be declared effective at the Staff’s earliest convenience.

As stated in the Company’s email correspondence of the same date, immediately upon effectiveness the Company will furnish a Form 6-K containing its unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025, together with related Management’s Discussion and Analysis, to ensure its public disclosures remain current.

The Company appreciates the Staff’s continued attention to this matter and stands ready to provide any supplemental information necessary to facilitate effectiveness.

Respectfully submitted,

/s/ Jack Kaye

Jack Kaye
Chief Executive Officer

jack.kaye@davionhealthcare.com
+44 7429 654321

Davion Healthcare Plc The Cube Monahan Road Cork T12 H1XY Ireland T: +353 21 212 9330 info@davionhealthcare.com www.davionhealthcare.com

Registered in Ireland under Company Registration Number 772522

Registered Office: MC2 Accountants, Penrose Wharf, Penrose Quay, Cork, T23 XN53, Ireland